[redacted]

10027279

SECURIT MISSION

Securities and Exchange Commission
RECEIVED

FEB 25 2010

Branch of Registrations
and Examinations

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response....12.00 |

| SEC FILE NUMBER |
|---|
| 8-67900 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PRC SECURITIES, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 H STREET NW
(No. and Street)

WASHINGTON (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kraus (202) 741-8400
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/1

## OATH OR AFFIRMATION

I, MICHAEL KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm PRC SECURITIES, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

ADRIENNE ROBERSON
NOTARY PUBLIC
FAIRFIELD COUNTY, CT
My Commission Expires November 30, 2013

Signature

CHIEF COMPLIANCE OFFICER
Title

2-8-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PRC SECURITIES LLC**

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Member
PRC Securities LLC

We have audited the accompanying statement of financial conditions of PRC Securities LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRC Securities LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 10, 2010

**PRC SECURITIES LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2009**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 17,600 |
| Prepaid expense | | 10,315 |
| | $ | 27,915 |

| | | |
|---|---|---|
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Due to member | $ | 4,500 |
| **Member's equity** | | 23,415 |
| | $ | 27,915 |

See notes to financial statements.

## PRC SECURITIES LLC

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **Revenue** | $ - |
| **Expenses** | |
| Professional and registration fees | 128,068 |
| Occupancy costs | 12,704 |
| Other operating expenses | 7,333 |
| | 148,105 |
| **Net loss** | $ (148,105) |

See notes to financial statements.

# PRC SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| Member's equity, beginning of year | $ | 6,029 |
| Net loss | | (148,105) |
| Member's contributions | | 165,491 |
| **Member's equity, end of year** | $ | 23,415 |

See notes to financial statements.

**PRC SECURITIES LLC**

**STATEMENT OF CASH FLOWS**

**YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (148,105) |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Expenses paid by member | 155,491 |
| Changes in assets and liabilities | |
| Prepaid expense | (10,315) |
| Due to member | 4,429 |
| Accrued liabilities | (1,500) |
| Net cash provided by operating activities | - |
| **Cash flows from financing activities** | |
| Contributions by member | 10,000 |
| Net cash provided by financing activities | 10,000 |
| **Net increase in cash** | 10,000 |
| **Cash, beginning of year** | 7,600 |
| **Cash, end of year** | $ 17,600 |

See notes to financial statements.

PRC SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

## 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
PRC Securities LLC (the "Company"), was formed in Delaware in August 2007. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts principally as a private placement broker for real estate companies in the Washington, DC area.

**Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

**Concentrations of Credit Risk for Cash**
Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

**Income Taxes**
The Company has chosen to be treated as a partnership for Federal and state income tax purposes. A partnership is not a taxpaying entity for Federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

Federal, state and local income tax returns for all years are still subject to examination by tax authorities.

**Subsequent Events**
These financial statements were approved by management and available for issuance on February 10, 2010. Management has evaluated subsequent events through this date.

## 2 - GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $148,105 for the year ended December 31, 2009. These losses have reduced working capital to the extent that the Company may not be able to continue as a going concern. To date the Company has incurred losses of $439,785 since inception.

**2 - GOING CONCERN** (Continued)

The Company's member, Perseus Realty Capital, LLC has been paying the Company's bills out of its own funds to reduce the cash outflows of the Company. Additionally, the member contributed $10,000 to increase the available net capital for regulatory purpose. In August 2009 the member entered into a Membership Interest Purchase Agreement to sell 100% of the Company. The sale is currently pending FINRA approval.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the economic recovery of the industry as a whole. There can be no assurance that the Company will be successful in accomplishing its objectives, including obtaining FINRA approval for the sale. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**3 - RELATED PARTY TRANSACTIONS**

The Company shares office space with its member, Perseus Realty Capital, LLC. A portion of the office rent and rent for the furniture and equipment is allocated to the Company. Allocated expenses for office rent during the year ended December 31, 2009 were $12,704. The Company owed the member $4,500 as of December 31, 2009.

The Company's member pays for all expenses incurred by the Company and treats the expenses as additional capital contributions. The member also contributed $10,000 as a capital contribution in cash during 2009.

**4 - REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2009 the Company had net capital of $13,100 which exceeded requirements by $8,100. The ratio of aggregate indebtedness to net capital was .34 to 1.

## SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

**As of December 31, 2009**

SCHEDULE I

PRC SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total member's equity | $ | 23,415 |
| Deductions and/or charges | | |
| Non-allowable assets | | |
| Prepaid expense | | (10,315) |
| **Net capital** | $ | 13,100 |
| | | |
| **Computation of aggregate indebtedness** | | |
| Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness | $ | 4,500 |
| **Aggregate indebtedness** | $ | 4,500 |
| | | |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 300 |
| Minimum dollar requirement | | 5,000 |
| **Net capital requirement (greater of minimum net capital or dollar requirement)** | $ | 5,000 |
| | | |
| **Excess net capital** | $ | 8,100 |
| | | |
| **Excess net capital at 1000 percent** | $ | 12,650 |
| | | |
| **Ratio - aggregate indebtedness to net capital** | | .34 to 1 |
| | | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) | | |
| Net capital, as reported in Company's Part II (unaudited) Focus Report | $ | 13,100 |
| Increases (decreases) resulting from December 31, 2009 audit adjustments, net | | - |
| **Net capital, as included in this report** | $ | 13,100 |

**SCHEDULE II**

**PRC SECURITIES**

**STATEMENT REGARDING SEC RULE 15c3-3**
**DECEMBER 31, 2009**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Member
PRC Securities LLC

In planning and performing our audit of the financial statements of PRC Securities LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 10, 2010

# PRC SECURITIES LLC

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**SEC FILE NO. 8-67900**

**YEAR ENDED DECEMBER 31, 2009**

**AND**

**INDEPENDENT AUDITORS' REPORT**